ADITYA BIRLA GROUP

08005467

Ref:AM:PVK:1432:2008 Date:- 14th October, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

PROCESSED
OCT 22 2008
THOMSON REUTERS

SUPPL

RECEIVED
2008 OCT 20 P

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

This is to notify you that under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Friday**, the **31st October, 2008**, to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the Second Quarter and Half Year ended on 30th September, 2008.

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited**

ANIL MALIK
Vice-President &
Company Secretary

HINDALCO INDUSTRIES LIMITED
Regd. & M.H. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516

AM:SJV:STOEX:08 ADITYA BIRLA GROUP **October 13, 2008**

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub: Issue of Warrants on a Preferential Basis

This has reference to the allotment of 8 Crore Warrants made by us on April 11, 2007 on a preferential basis to IGH Holdings Private Limited in pursuance of the approval accorded by the Members of the Company at the EGM held on February 25, 2007 and in respect of which in principle approval was granted by the Stock Exchanges. The holder of each Warrant was entitled to apply for and obtain allotment of one Equity share against each Warrant at the rate of Rs 173.87 per share. The Company had received Rs 17.387 against each Warrant on 11/04/2007.

As per the provision of Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000, the Warrant Holder can exercise the right for Conversion of Warrant into Equity shares within 18 months from the date of allotment i.e within 18 months from 11/04/2007 by paying the balance amount .

Please note that IGH Holdings Private Limited has not exercised its right for conversion of the Warrants into shares within the time stipulated under the preferential guidelines. Accordingly, the aforesaid Warrants now stands lapsed

This is for your information.

Thanking you,

Yours faithfully
For Hindalco Industries Ltd

Anil Malik
Vice President &
Company Secretary

ADITYA BIRLA GROUP

AM:SJV:STEX:08

October 15, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Clause 35 of the Listing Agreement

Please find enclosed herewith shareholding pattern of the Company under Clause 35 of the Listing Agreement for the quarter ended **30TH SEPTEMBER, 2008.**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
VICE PRESIDENT & COMPANY SECRETARY

Encl : as above

		Statement Showing Shareholding Pattern				
	Name of the Company :	**Hindalco Industries Limited**				
	Scrip Code :	500440	BSE	**AS ON**	30/09/2008	
		HINDALCO	NSE			
Category code	**Category of Shareholder**	**Number of Shareholders**	**Total number of shares**	**Number of shares held in dematerialized form**	**Total shareholding as a percentage of total number of shares**	
					As a percentage of(A+B)[1]	**As a percentage of (A+B+C)**
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	7	1291496	456829	0.12	0.11
(b)	Central Government/ State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	14	367999578	242879766	33.58	29.99
(d)	Financial Institutions/ Banks	0	0	0	0.00	0.00
(e)	Any Others (Specify) - Trust	1	16316130	16316130	1.49	1.33
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**21**	**385607204**	**259652725**	**35.19**	**31.43**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)	0	0	0	0.00	0.00
b	Bodies Corporate	0	0	0	0.00	0.00
c	Institutions	0	0	0	0.00	0.00
d	Any Others(Specify)	0	0	0	0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**21**	**385607204**	**259652725**	**35.19**	**31.43**
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	278	46976938	46936858	4.29	3.83
(b)	Financial Institutions/ Banks	101	11425615	11343825	1.04	0.93
(c)	Central Government/ State Government(s)	1	287480	0	0.03	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	9	128029415	128023195	11.68	10.44
(f)	Foreign Institutional Investors	250	159342527	159314147	14.54	12.99
(g)	Foreign Venture Capital Investors	0	0		0.00	0.00
(h)	Any Other (specify)				0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	**639**	**346061975**	**345618025**	**31.58**	**28.21**
B 2	**Non-institutions**					
(a)	Bodies Corporate	4062	151309083	150183557	13.81	12.33
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	338803	141067887	119013424	12.87	11.50
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	55	27328479	26301758	2.49	2.23
(c)	Non-Residents Individuals	6505	7931680	4540777	0.72	0.65
(c-i)	Foreign Bodies Corporate	12	32724530	168820	2.99	2.67
(c-ii)	Foreign Nationals		0		0.00	0.00
	Any Other (specify)					
a	shares in Transit	768	3763437	3763437	0.34	0.31
b	Educational Trusts				0.00	0.00
	Sub-Total (B)(2)	**350205**	**364125096**	**303971773**	**33.23**	**29.68**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**350844**	**710187071**	**649589798**	**64.81**	**57.89**
	TOTAL (A)+(B)	**350865**	**1095794275**	**909242523**	**100.00**	**89.32**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	131077998	131050168		10.68
	GRAND TOTAL (A)+(B)+(C)	**350866**	**1226872273**	**1040292691**		**100.00**

(I) (b) **Statement showing shareholding of persons belonging to the category Promoters and Promoters Group**

NAME OF THE PROMOTERS	No. of Shares	(%)
IGH HOLDINGS PRIVATE LIMITED	88,307,573	7.20
TURQUOISE INVESTMENT AND FINANCE P LIMITED	82,258,728	6.70
TRAPTI TRADING & INVESTMENTS PVT LTD	72,144,187	5.88
GRASIM INDUSTRIES LTD	29,369,025	2.39
PILANI INVESTMENT & IND. CORP. LTD.	29,185,398	2.38
BIRLA INSTITUTE OF TECHNOLOGY AND SCIENCE	21,583,090	1.76
ADITYA BIRLA NUVO LIMITED	20,395,162	1.66
UMANG COMM. CO.LTD	18,509,933	1.51
TRUSTEE HOLDING SHARES UNDER THE SCHEME OF MERGER OF HIL/IGCL/IGFL ON BEHALF OF HINDALCO	16,316,130	1.33
BIRLA GROUP HOLDINGS PRIVATE LIMITED	4,712,027	0.38
MANAV INVESTMENT & TRADING CO. LTD.	672,571	0.05
KUMAR MANGALAM BIRLA	466,140	0.04
HERITAGE HOUSING FINANCE LIMITED	396,591	0.03
TGS INVESTMENT AND TRADE PRIVATE LIMITED	365,749	0.03
ADITYA VIKRAM KUMAR MANGALAM BIRLA HUF	349,232	0.03
RAJASHREE BIRLA	310,170	0.03
MANGALAM SERVICES LIMITED	95,608	0.01
VASAVADATTA BAJAJ	84,919	0.01
NEERJA BIRLA	61,740	0.01
KUMAR MANGALAM BIRLA F & N G OF ANANYASHRE	19,295	0.00
GLOBAL HOLDINGS PRIVATE LIMITED	3,936	0.00
TOTAL	**385,607,204**	**31.43**

(I) (C) Statement showing shareholding of persons belonging to the category
" Public and holding more than 1% of the total numbers of shares

SN	Name of shareholders	No of shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	MORGAN GUARANTY TRUST COMPANY OF NEW YORK, AS	131040168	10.68
2	LIFE INSURANCE CORPORATION OF INDIA	88905701	7.25
3	FRANKLIN TEMPLETON INVESTMENT FUNDS	39116689	3.19
4	LIC OF INDIA - MARKET PLUS	25360382	2.07
5	LIC OF INDIA MONEY PLUS	23382726	1.91
6	BAJAJ ALLIANZ LIFE INSURANCE COMPANY LTD.	12783664	1.04
	TOTAL	**320589330**	**26.13**

(I)(d) Statement showing details of locked in shares

SN	Name of shareholders	Category of Shareholders (Promoters / Public)	No of locked in shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	IGH HOLDINGS PRIVATE LIMITED	Promoter	67500000	5.50
Total			67500000	5.50

Note:

Sr. No. 1 holding of promoter group company is locked-in upto 10/04/2010

(II)(b) Statement showing holding of Depository Receipts (DRs) where underlying
Shares are in excess of 1% of total number of shares

SN	Name of DR holders	Type of outstanding DR (ADR,GDR,SDR,etc)	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	Morgan Guarantee Trust Company of New York, as Depository	131077998	131077998	10.68
	Total	131077998	131077998	10.68

SN	Notes
1	Depository Receipts (as per "C" above) includes 1,000 GDRs held by M/s Surya Kiran Investments PTE Limited, a promoter Group Company, as per disclosure received from them.

(II)(a) Statement showing details of Depository Receipts (DRs)

SN	Type of outstanding DR (ADR,GDR,SDR,etc)	No of outstanding DRs	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	GDR	131077998	131077998	10.68
	Total	131077998	131077998	10.68

END